Exhibit 99.2

Note: Certain amendments subject to shareholder approval as set forth in the Corporation’s Management Information Circular dated March 30, 2022

PRECISION DRILLING CORPORATION

AMENDED AND RESTATED OMNIBUS EQUITY INCENTIVE

PLAN

~~February 8, 2017~~March 4, 2022

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TABLE OF CONTENTS

(continued)

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PRECISION DRILLING CORPORATION

OMNIBUS EQUITY INCENTIVE PLAN

Section 1. Interpretation and Administrative Provisions

1.1	Purpose

The purpose of the Plan is to advance the interests of the Precision Group by: (a) increasing the proprietary interests of Eligible Persons in the Corporation during their employment with the Precision Group; (b) aligning the interests of Eligible Persons with the interests of the shareholders of the Corporation generally; (c) ~~encouraging~~retaining Eligible Persons ~~to remain associated with the Precision Group~~; and (d) furnishing Eligible Persons with an additional incentive in their efforts on behalf of the Precision Group.

1.2	Definitions

For the purposes of the Plan, the following terms have the following meanings:

“Affiliate” means any entity that is an “affiliate” for the purposes of National Instrument 45-106 — Prospectus Exemptions, as amended from time to time.

“Applicable Withholding Taxes” means any and all taxes and other source deductions or other amounts which an Employer is required by law to withhold from any amounts to be paid or credited hereunder. Applicable Withholding Taxes shall be denominated in the currency in which the Award is denominated.

“Award” means an Option, Restricted Share Unit (RSU), Performance Share Unit (PSU) or Share Bonus granted under this Plan.

“Award Agreement” means an Option Agreement, RSU Agreement or PSU Agreement, as the context requires.

“Bank of Canada Rate” means the exchange rate for the applicable currency published by the Bank of Canada on the relevant date.

“Beneficiary” means, subject to applicable law, any Person designated by a Participant by written instrument filed with the Corporation in such form as may be approved from time to time by the Corporation, to receive any amount payable under the Plan in the event of a Participant’s death or, failing any such effective designation, the Participant’s estate.

“Blackout Period” means, with respect to any person, the period of time when, pursuant to any policies or determinations of the Corporation, securities of the Corporation may not be traded by such person, including any period when such person has material undisclosed information, but excluding any period during which a regulator has halted trading in the Corporation’s securities.

“Board” means the board of directors of the Corporation.

“Business Day” means any day on which the TSX is open for business.

“Canadian Award” means an Award denominated in Canadian dollars.

“Cause” means, unless otherwise defined in the Participant’s ~~employment agreement, executive agreement~~Executive Employment Agreement or in the applicable Award Agreement, any act or omission that would entitle the Employer to terminate the Participant’s employment without notice or compensation under the common law for just cause, including, without in any way limiting its meaning under the common law:

(a)	any improper conduct by the Participant which is materially detrimental to the Employer; or

(b)	the willful failure of the Participant to properly carry out his or her duties on behalf of the Employer or to act in accordance with the reasonable direction of the Employer.

“Change of Control” means, unless otherwise defined in the Participant’s ~~employment agreement, executive agreement~~Executive Employment Agreement or in the applicable Award Agreement, the occurrence of any of the following:

(a)	any transaction at any time and by whatever means pursuant to which any Person or any group of two or more Persons acting jointly or in concert (other than the Corporation or any wholly-owned subsidiary of the Corporation) hereafter acquires the direct or indirect “beneficial ownership” (as defined in the Business Corporations Act (Alberta)) of, or acquires the right to exercise control or direction over, securities of the Corporation representing 50% or more of the then issued and outstanding voting securities of the Corporation in any manner whatsoever, including, without limitation, as a result of a takeover bid, an issuance or exchange of securities, an amalgamation of the Corporation with any other Person, an arrangement, a capital reorganization or any other business combination or reorganization;

(b)	the sale, assignment or other transfer of all or substantially all of the assets of the Corporation to a Person or any group of two or more Persons acting jointly or in concert (other than a wholly-owned subsidiary of the Corporation);

(c)	the dissolution or liquidation of the Corporation, except in connection with the distribution of assets of the Corporation to one or more Persons which were wholly-owned subsidiaries of the Corporation prior to such event;

(d)	the occurrence of a transaction requiring approval of the Corporation’s shareholders whereby the Corporation is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any Person or any group of two or more Persons acting jointly or in concert (other than an exchange of securities with a wholly-owned subsidiary of the Corporation); or

(e)	the Board passes a resolution to the effect that an event comparable to an event set forth in this definition has occurred;

provided that an event described in this definition shall not constitute a Change of Control where such event occurs as a result of a Permitted Reorganization.

“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time and the Treasury Regulations promulgated thereunder.

“Committee” means the Human Resources and Compensation Committee of the Board or such other committee of the Board as designated by the Board from time to time to interpret, implement or administer the Plan; provided, however, if the Human Resources and Compensation Committee does not exist and the Board has not appointed another committee of the Board to administer the Plan, all references in the Plan to “Committee” shall at such time be in reference to the Board.

“Common Share” means a common share in the capital of the Corporation.

“Constructive Dismissal” means, unless otherwise defined in the Participant’s ~~employment agreement, executive agreement~~Executive Employment Agreement or in the applicable Award Agreement:

(a)	for any Participant who is not a U.S. Taxpayer, “Constructive Dismissal” has the meaning ascribed thereto pursuant to the common law and shall include, without in any way limiting its meaning under the common law, any material adverse change (other than a change which is clearly consistent with a promotion or a change that is not adverse to the Participant) imposed by the Employer without the Participant’s consent to the Participant’s title, responsibilities or reporting relationships, or a material reduction of the Participant’s compensation opportunity except where such reduction is applicable to all officers, if the Participant is an officer, or all employees, if the Participant is an employee, of the Employer, provided that the termination of any Participant shall be considered to arise as a result of Constructive Dismissal only if such termination occurs due to such Participant resigning from employment within 30 days of the occurrence of the event described as giving rise to such Constructive Dismissal; and

(b)	for any Participant who is a U.S. Taxpayer, “Constructive Dismissal” means a termination of the Participant from employment following the occurrence of: (i) a material reduction by the Employer of the Participant’s authority, duties or responsibilities without the Participant’s consent; ~~or~~and (ii) a material reduction of the Participant’s compensation except where such reduction is applicable to all officers, if the Participant is an officer, or all employees, if the Participant is an employee, of the Employer, provided that the termination of any Participant shall be considered to arise as a result of Constructive Dismissal only if:

(i)	the Participant provides written notice to the Employer of the occurrence of an event or circumstance constituting Constructive Dismissal within ~~60~~30 days after the initial existence of such event or circumstance, which notice specifically identifies the event or circumstance which the Participant believes constitutes an event or circumstance of Constructive Dismissal;

(ii)	the Employer notifies the Participant that it will not correct the event or circumstance constituting Constructive Dismissal, ~~or the Employer fails to correct such event or circumstance within the 60~~the 5 day period after receiving such notice; and

(iii)	the Participant resigns within ~~30 days after receiving the Employer’s response, if such response indicates that the Employer will not correct such circumstances, or the Participant resigns between the 61st and the 90th day, inclusive, following the Employer’s receipt of the notice, if the Employer does not provide a response to such notice and fails to cure such circumstances within 60 days after receipt of the notice; provided, however, that the Participant shall not be deemed to have resigned for Constructive Dismissal unless the Participant remains in the employ of the Employer (at the location where he or she was employed immediately prior to the occurrence of the events constituting Constructive Dismissal) for the period requested by the Employer (not to exceed 30 days after the last day on which the Participant could resign for Constructive Dismissal) in accordance with this clause (iii), without regard to this proviso~~5 days after receiving the Employer’s response.

“Continuing Entity” has the meaning ascribed thereto in Section 5.2.

“Control Period” means the period commencing on the date of the Change of Control and ending 180 days after the date of the Change of Control.

“Corporation” means Precision Drilling Corporation, and any successor thereto.

“Disability” means, unless otherwise defined in the Participant’s ~~employment agreement, executive agreement~~Executive Employment Agreement, or in the applicable Award Agreement, where the Participant:

(a)	is to a substantial degree unable, due to illness, disease, affliction, mental or physical disability or similar cause, to fulfill his or her obligations as an officer or employee of the Employer either for any consecutive ~~12~~6 month period or for any period of ~~18~~12 months (whether or not consecutive) in any consecutive ~~24~~18 month period; or

(b)	is declared by a court of competent jurisdiction to be mentally incompetent or incapable of managing his or her affairs.

“Dividend Share Unit” has the meaning ascribed to such term in Section 3.3.

“Eligible Person” means any permanent employee (including an officer) of any member of the Precision Group.

“Employer” means with respect to a Participant, the entity in the Precision Group that employs the Participant or that employed the Participant immediately prior to his or her Termination Date.

“ESL” means the employment standards legislation, as amended or replaced, applicable to a Participant.

“Executive Employment Agreement” means any executive employment agreement between a Participant and a member of the Precision Group, the terms of which have been approved by the Board.

“Exercise Price” means the price at which a Common Share may be purchased upon the exercise of an Option as determined by the Board, provided that in no event shall the Exercise Price be less than the Fair Market Value as at the Grant Date.

“Expiry Date” has the meaning ascribed thereto in Section 2.4.

“Fair Market Value” means on any particular date, the fair market value of a Common Share as determined by the Board in accordance with the following:

(a)	in respect of a Canadian Award, the Fair Market Value shall mean the weighted average trading price of a Common Share on the TSX during the last five trading days prior to that particular date on which at least a board lot of Common Shares has so traded or, if a board lot has not traded on a particular day, the average of the bid and asked prices; provided, however, that if the Common Shares are not then listed and posted for trading on the TSX, then the Fair Market Value shall mean the weighted average trading price of a Common Share on the NYSE during the last five trading days prior to that particular date on which at least a board lot of Common Shares has so traded or, if a board lot has not traded on a particular day, the average of the bid and asked prices converted to Canadian dollars using the Bank of Canada Rate; and provided further, that if the Common Shares are not then listed and posted for trading on the NYSE, then the Fair Market Value shall mean the weighted average trading price of a Common Share on such stock exchange in Canada or the United States on which the Common Shares are then listed and posted for trading during the last five trading days prior to that particular date (and, if in United States dollars, converted to Canadian dollars using the Bank of Canada Rate) or, if the Common Shares are not then listed and posted for trading on any stock exchange in Canada or the United States, then the Fair Market Value shall mean the fair market value per Common Share (in Canadian dollars) as determined by the Board in its sole discretion and to the extent applicable, in accordance with Section 409A of the Code;

(b)	in respect of a U.S. Award, the Fair Market Value shall mean the weighted average trading price of a Common Share on the NYSE during the last five trading days prior to that particular date on which at least a board lot of Common Shares has so traded or, if a board lot has not traded on a particular day, the average of the bid and asked prices; provided, however, that if the Common Shares are not then listed and posted for trading on the NYSE, then the Fair Market Value shall mean the weighted average trading price of a Common Share on the TSX during the last five trading days prior to that particular date on which at least a board lot of Common Shares has so traded or, if a board lot has not traded on a particular day, the average of the bid and asked prices converted to United States dollars using the Bank of Canada Rate; and provided further, that if the Common Shares are not then listed and posted for trading on the TSX, then the Fair Market Value shall mean the weighted average trading price of a Common Share on such stock exchange in Canada or the United States on which the Common Shares are then listed and posted for trading during the last five trading days prior to that particular date (and, if in Canadian dollars, converted to United States dollars using the Bank of Canada Rate) or, if the Common Shares are not then listed and posted for trading on any stock exchange in Canada or the United States, then the Fair Market Value shall mean the fair market value per Common Share (in United States dollars) as determined by the Board in its sole discretion and to the extent applicable, in accordance with Section 409A of the Code; and

(c)	the Fair Market Value shall be rounded up to the nearest whole cent.

“Grant Date” means the date an Award is granted to a Participant as set out in the Participant’s Award Agreement.

“~~insider~~Insider” has the meaning attributed thereto in the Toronto Stock Exchange Company Manual in respect of the rules governing security-based compensation arrangements, as amended from time to time.

“ITA” means the Income Tax Act (Canada), including the regulations promulgated thereunder, as amended from time to time.

“Leave of Absence” means any period during which~~, pursuant to the prior written approval of the Participant’s Employer or by reason of Disability,~~ the Participant ~~is considered to be on an approved leave of absence or on Disability and~~ does not provide any services to his or her Employer or any other entity in the Precision Group because the Participant is on a leave of absence (including a disability-related leave of absence) where such absence is approved in advance by the Participant’s Employer.

“Non-Qualifying Option” means an Option which, upon exercise, is not eligible for the deduction pursuant to paragraph 110(1)(d) of the ITA.

“Notice of Exercise” means a notice substantially in the form set out as Schedule B to this Plan, as amended by the Corporation from time to time.

“NYSE” means the New York Stock Exchange.

“Option” means a right granted to an Eligible Person to purchase Common Shares pursuant to the terms of this Plan.

“Option Agreement” means an agreement between a Participant and the Corporation substantially in the form set out as Schedule A to this Plan, as amended by the Committee from time to time, specifying the terms and conditions of an Option.

“Participant” means any Eligible Person to whom an Award is granted.

“Performance Period” means, with respect to a PSU, the period of time specified in the PSU Agreement during which the applicable Performance Vesting Conditions may be achieved.

“Performance Share Unit” or “PSU” means a unit designated as a Performance Share Unit and credited by means of an entry in the books of the Corporation to a Participant pursuant to the Plan, representing a right granted to the Participant to receive a Common Share (either issued from treasury or purchased in the open market) or a cash payment equal to the Fair Market Value thereof ~~that generally becomes vested, if at all, subject to the achievement of Performance Vesting Conditions and the satisfaction of such other conditions to vesting, if any, as may be determined by the Committee~~upon satisfaction of applicable Performance Vesting Conditions.

“Performance Vesting Conditions” means such performance-related conditions in respect of the vesting of Share Units determined by the Committee at the Grant Date, which may include but are not limited to, financial or operational performance of the Corporation, total shareholder return or individual performance criteria, measured over the Performance Period.

“Permitted Reorganization” means a reorganization of the Precision Group in circumstances where the shareholdings or ultimate ownership remains substantially the same upon the completion of the reorganization.

“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, agency and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative.

“Plan” means this Omnibus Equity Incentive Plan, as amended or restated from time to time. “Precision Group” means the Corporation and its subsidiaries and affiliates.

“PSU Agreement” means an agreement between a Participant and the Corporation substantially in the form set out as Schedule C to this Plan, as amended by the Committee from time to time, specifying the terms and conditions of a PSU.

“Qualifying Option” means an Option which, upon exercise, is eligible for the deduction pursuant to paragraph 110(1)(d) of the ITA.

“Restricted Share Unit” or “RSU” means a unit designated as a Restricted Share Unit and credited by means of an entry in the books of the Corporation to a Participant pursuant to the Plan, representing a right granted to the Participant to receive a Common Share (either issued from treasury or purchased in the open market) or a cash payment equal to the Fair Market Value thereof ~~that generally becomes vested, if at all, following a period of continuous employment~~upon satisfaction of applicable vesting requirements.

“Retirement” or “Retire” means, unless otherwise defined in the Participant’s ~~employment agreement, executive agreement~~Executive Employment Agreement or in the applicable Award Agreement, the normal retirement age of the Participant pursuant to the applicable benefit plans and regulations of the jurisdiction of his or her employment or such earlier retirement age, with consent of the Employer, if applicable.

“RSU Agreement” means an agreement between a Participant and the Corporation substantially in the form set out as Schedule D to this Plan, as amended by the Committee from time to time, specifying the terms and conditions of an RSU.

“security-based compensation arrangement” has the meaning attributed thereto in the Toronto Stock Exchange Company Manual, as amended from time to time.

“Service Year” has the meaning ascribed to such term in Section 3.1.

“Settlement Date” has the meaning ascribed to such term in Section 3.7.

“Share Bonus” has the meaning ascribed to such term in Section 4.1.

“Share Unit” means either an RSU, PSU or Dividend Share Unit as the context requires.

“Share Unit Account” has the meaning ascribed to such term in Section 3.4.

“STIP Award” means a performance bonus earned pursuant to the terms of the Corporation’s Short-Term Incentive Plan that may be settled in any combination of cash or Common Shares (either issued from treasury or purchased in the open market).

“subsidiary” means any entity that is a “subsidiary” for the purposes of National Instrument 45-106 — Prospectus Exemptions, as amended from time to time.

“Substitution Event” means a Change of Control pursuant to which the Common Shares are converted into, or exchanged for, other property, whether in the form of securities of another Person, cash or otherwise.

“Termination Date” means in the case of a Participant~~’s last day of active~~ whose employment or term of office with the ~~Employer (other than in connection with a~~ Participant’s ~~transfer of employment to another~~ Employer ~~within the Precision Group), regardless of whether~~terminates, the date on which the employee Participant~~’s termination of employment was lawful, and does not include any period of statutory, contractual, common law or other~~ ceases to be employed with the Corporation or a Subsidiary or Affiliate for any reason, whether lawful or otherwise (including, without limitation, by reason of resignation, Retirement, death, frustration of contract, termination for Cause, termination without Cause, Disability or Constructive Dismissal), without giving effect to any pay in lieu of notice (paid by way of lump sum or salary continuance), severance pay, benefits continuance, or other termination related payments or benefits to which an employee Participant may be entitled pursuant to the common law or otherwise (except as may be required to satisfy the minimum requirements of ESL). For greater certainty, an employee Participant shall not cease to be employed with the Participant’s Employer during a period of vacation, temporary illness, maternity or parental leave, or any other authorized leave of absence. For the avoidance of any doubt, the parties intend to displace any presumption that the Participant is entitled to reasonable notice of termination ~~of employment or any period of salary continuance or deemed employment~~under common law or civil law in connection with the Plan, or in the event the Participant’s death occurs prior to the date determined pursuant to the foregoing, the date of the Participant’s death.

“TSX” means the Toronto Stock Exchange.

“U.S. Award” means an Award denominated in U.S. dollars.

“U.S. Taxpayer” means any Eligible Person or Participant who is a United States citizen or United States resident alien as defined for purposes of Section 7701(b)(1)(A) of the Code or for whom compensation under this Plan would otherwise be subject to United States federal income taxation under the Code.

“Vesting Date” means the date or dates set out in the Award Agreement on which an Award will vest, or such earlier date as is provided for in the Plan or is determined by the Committee.

1.3	Interpretation

Where the context so requires, words importing the singular number include the plural and vice versa, and words importing any gender include any other gender. Whenever the Board or Committee is entitled to exercise discretion in the administration of the Plan, the term “discretion” means the sole and absolute discretion of the Board or Committee, as applicable.

1.4	Schedules

The following Addendum and Schedules are attached to the Plan and incorporated by reference:

Addendum – U.S. Taxpayers

Schedule A – Option Agreement

Schedule B – Notice of Exercise

Schedule C – PSU Agreement

Schedule D – RSU Agreement

1.5	Currency

Unless prohibited by applicable law or rules of a stock exchange on which the Common Shares are listed for trading, Canadian Awards or U.S. Awards may be granted to a Participant without regard to such Participant’s domicile or residence for tax purposes. U.S. Taxpayers that are Eligible Persons may be granted Canadian Awards and Canadian taxpayers that are Eligible Persons may be granted U.S. Awards.

All payments and benefits under the Plan shall be determined and paid in the lawful currency of Canada, if made in respect of a Canadian Award, and shall be determined and paid in the lawful currency of the United States, if made with respect to a U.S. Award.

1.6	Administration

Subject to the Committee reporting to the Board on all matters relating to the Plan and obtaining approval of the Board for those matters required under applicable law, the Committee’s charter or hereunder, the Plan shall be administered by the Committee in accordance with its provisions. All costs and expenses of administering the Plan will be paid by the Corporation. The Committee may, from time to time, establish administrative rules and regulations and prescribe forms or documents relating to the operation of the Plan as it may deem necessary to implement or further the purpose of the Plan and amend or repeal such rules and regulations or forms or documents. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan, in the manner and to the extent the Committee deems, in its discretion, necessary or desirable. In administering the Plan, the Committee may seek recommendations from the Chairman or from the Chief Executive Officer of the Corporation. The Committee may, subject to applicable law, delegate to any director, officer or employee of the Corporation such duties and powers relating to the Plan as it may see fit. The Committee may also appoint or engage a trustee, custodian or administrator to administer or implement the Plan. Any decision of the Board or the Committee with respect to the administration and interpretation of the Plan shall be conclusive and binding on the Participants.

1.7	Governing Law

The Plan shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

1.8	Shares Subject to the Plan

Subject to adjustment pursuant to Section 5.1, the maximum number of Common Shares that may be issued pursuant to the Plan is ~~17,887,570~~1,094,379 less the number of Common Shares issuable on exercise of Options outstanding under the Precision Drilling Second Amended and Restated Stock Option Plan~~; provided that~~ and less the ~~maximum~~ number of excersiced Option awards and Common Shares ~~that may be~~ issued ~~in respect of~~for Performance Share Units and/or Share Bonuses ~~is 5,278,000. Common Shares in respect of Options which are cancelled or terminated without having been exercised or surrendered shall be available for subsequent issuance under this Plan. Common Shares in respect of Options that were granted~~prior to March 4, 2022. To the extent that any Award (which includes for the purposes of this sentence an award made under the Precision Drilling Corporation Second Amended and Restated Stock Option Plan ~~that are cancelled or terminated without having been~~) is forfeited, terminates, expires or lapses instead of being exercised, or ~~surrendered shall be available for subsequent issuance under the Plan. If any Share Units or Share Bonus granted under this Plan are~~any Award is settled ~~in~~for cash or Common Shares purchased ~~in~~on the open market, ~~expire, terminate or are cancelled for any reason without being settled in the form of~~the Common Share(s) subject to such Award will not be counted as Common Shares issued pursuant to an Award granted under this Plan or issuable on exercise of Options outstanding under the Precision Drilling Corporation Second Amended and Restated Stock Option Plan. The number of Common Shares available for issuance under this Plan shall not be reduced by (i) any Common Shares issued ~~from treasury, the Common Shares underlying such Share Units or Share Bonus shall be available for subsequent issuance under this Plan~~by the Corporation through the assumption or substitution of outstanding stock options or other equity-based awards from an entity acquired by the Corporation, or (ii) any Common Shares issued by the Corporation pursuant to an inducement award in accordance with Section 613(c) of the TSX Company Manual. No fractional Common Shares may be purchased or issued hereunder.

1.9	Participation Limits

The grant of Awards under the Plan is subject to the following limitations:

(a)	no more than 5% of the outstanding Common Shares may be issued under the Plan alone or when combined with all other security-based compensation arrangements of the Corporation in any one year period;

(b)	no more than 2% of the outstanding Common Shares may be issued under the Plan alone or when combined with all other security-based compensation arrangements of the Corporation to any one Participant; and

(c)	the number of Common Shares that may be (i) issued to ~~insiders~~Insiders within any one year period, or (ii) issuable to ~~insiders~~Insiders at any time, in each case, under this Plan alone or when combined with all other security-based compensation arrangements of the Corporation, cannot exceed 10% of the outstanding Common Shares.

Section 2. Options

2.1	Granting of Options

The Board may, from time to time, grant Options to Eligible Persons; provided that an Option may only be granted to a U.S. Taxpayer if the Corporation is an “eligible issuer of service recipient stock” (as defined in Section 409A of the Code) with respect to such individual. The grant of an Option to an Eligible Person at any time shall neither entitle such Eligible Person to receive, nor preclude such Eligible Person from receiving, a subsequent grant of an Option. Each grant of an Option shall be evidenced by an Option Agreement, which shall specify whether the Option is a Canadian Award or a U.S. Award. The Option Agreement for any Eligible Person whose Options may be subject to taxation under the ITA will specify, to the extent applicable, whether such Option (or portion thereof) is a Non-Qualifying Option.

2.2	Vesting of Options

The Committee shall determine when an Option will become vested and may determine that the Option will become vested in installments and may make vesting of the Option conditional on the achievement of performance targets. Subject to the terms of any ~~employment agreement or executive agreement~~Executive Employment Agreement between the Participant and the Employer, or the Committee expressly providing to the contrary, a Participant’s Option shall vest as to 1/3rd on each of the first, second and third anniversaries of the Grant Date.

2.3	Exercise Price

The Exercise Price of an Option shall be fixed by the Board on the Grant Date and will not be less than the Fair Market Value as of the Grant Date, subject to all applicable regulatory requirements. If the Option is a Canadian Award, the Exercise Price shall be stated and payable in Canadian dollars, and if the Option is a U.S. Award, the Exercise Price shall be stated and payable in United States dollars.

2.4	Option Term; Blackout Period

Subject to Section 2.7, each Option must be exercised no later than seven (7) years after the Grant Date or such shorter period as set out in the Participant’s Option Agreement (“Expiry Date”), at which time such Option will expire. Notwithstanding any other provision of this Plan, each Option that would expire during or within 10 Business Days immediately following a Blackout Period shall expire on the date that is 10 Business Days immediately following the end of the Blackout Period. Options held by U.S. Taxpayers shall not be extended beyond their original Expiry Date in a manner that attracts adverse tax consequences.

2.5	Exercise of Option

A vested Option or any portion thereof may be exercised by the Participant delivering to the Corporation a Notice of Exercise signed by the Participant or his or her legal personal representative, accompanied by payment in full of the aggregate Exercise Price and any Applicable Withholding Taxes in respect of the Option or portion thereof being exercised, payable:

(a)	in cash, or by certified cheque, bank draft or money order payable to the Corporation or by such other means as might be specified from time to time by the Committee; or

(b)	pursuant to a broker-assisted cashless exercise, whereby the Participant shall elect on the Notice of Exercise to receive:

(i)	an amount in cash equal to the cash proceeds realized upon the sale in the capital markets of the Common Shares underlying the Option (or portion thereof being exercised) by a securities dealer designated by the Corporation, less the aggregate Exercise Price, any Applicable Withholding Taxes, and any transfer costs charged by the securities dealer to sell the Common Shares;

(ii)	an aggregate number of Common Shares that is equal to the number of Common Shares underlying the Option (or portion thereof being exercised) minus the number of Common Shares sold in the capital markets by a securities dealer designated by the Corporation as required to realize cash proceeds equal to the aggregate Exercise Price, any Applicable Withholding Taxes and any transfer costs charged by the securities dealer to sell the Common Shares; or

(iii)	a combination of (i) and (ii).

Subject to Section ~~5.13~~5.15, upon receipt of payment in full, the number of Common Shares in respect of which the Option is exercised will be duly issued to the Participant as fully paid and non-assessable, following which the Participant shall have no further rights, title or interest with respect to such Option or portion thereof.

2.6	Surrender of Option

As an alternative to the exercise of an Option pursuant to Section 2.5, a Participant shall be entitled, at his or her election, to surrender for cancellation, unexercised, any vested Option which is otherwise then exercisable and, in consideration for such surrender for cancellation, to receive a cash payment in an amount equal to the positive difference, if any, obtained by subtracting the aggregate Exercise Price of the surrendered Option from the then current Fair Market Value of the Common Shares subject to the surrendered Option, less Applicable Withholding Taxes. The Committee has the sole discretion to consent to or disapprove of the election of the Participant to surrender any vested Option pursuant to this Section 2.6. If the Committee disapproves of the election, the Participant may (i) exercise the Option under Section 2.5, or (ii) retract the request to surrender such Option and retain the Option. If the Committee consents to the election, the Corporation shall make the cash payment to the Participant in respect of the surrendered Option within 30 days. Any cash payment in accordance with this Section 2.6 shall be payable in Canadian dollars, if made with respect to a Canadian Award, and in United States dollars, if made with respect to a U.S. Award.

2.7	Termination of Employment or Leave of Absence

(a)	General Rule. Unless otherwise determined by the Committee, in its discretion, or as provided in this Section 2.7 or pursuant to the terms of any particular Option Agreement or the Participant’s ~~employment agreement or executive agreement~~Executive Employment Agreement, all rights to purchase Common Shares pursuant to an Option or to surrender such Option shall expire and terminate immediately upon the Participant’s Termination Date, whether or not such termination is with or without notice, adequate notice or legal notice, provided that if such employment of the Participant is terminated for Cause, or the Participant resigns under circumstances where facts that could give rise to Cause exist (as reasonably determined by the Committee at the time of resignation), such rights shall expire and terminate immediately upon notification being given to the Participant of such termination for Cause or existence of facts that could give rise to Cause, and the Participant will not be entitled to any damages or other amounts in respect of such expiration and termination.

(b)	Death. If the Participant’s employment with the Precision Group ceases by reason of the death of the Participant, any Option held by the Participant shall become fully vested and may be exercised or surrendered by the Beneficiary in accordance with Section 2.5 or Section 2.6 at any time during the period that terminates on the earlier of the Option’s Expiry Date and the first anniversary of the Participant’s Termination Date. Any Option that remains unexercised or has not been surrendered shall be immediately forfeited upon the termination of such period.

(c)	Disability or Leave of Absence. If the Participant’s employment with the Precision Group terminates by reason of Disability or the Participant is on a Leave of Absence, any Option held by the Participant shall continue to vest in accordance with its terms and may be exercised or surrendered in accordance with Section 2.5 or Section 2.6 at any time until the Option’s Expiry Date.

(d)	Retirement. If the Participant’s employment with the Precision Group terminates by reason of Retirement, any Option held by the Participant shall continue to vest in accordance with its terms and may be exercised or surrendered in accordance with Section 2.5 or Section 2.6 at any time during the period that terminates on the earlier of the Option’s Expiry Date and the third anniversary of the Participant’s Termination Date. Any Option that remains unexercised or has not been surrendered shall be immediately forfeited upon the termination of such period.

(e)	Resignation. If the Participant’s employment with Precision Group terminates by reason of voluntary resignation other than a resignation where facts that could give rise to Cause exist as determined by the Committee pursuant to Section 2.6(a), then:

(i)	the unvested part of any Option held by the Participant shall expire and terminate immediately on the Participant’s Termination Date; and

(ii)	the vested part of any Option held by the Participant may be exercised or surrendered in accordance with Section 2.5 or Section 2.6 at any time during the period that terminates on the earlier of the Option’s Expiry Date and the 30th day after the Participant’s Termination Date. Any Option that remains unexercised or has not been surrendered shall be immediately forfeited upon the termination of such period.

(f)	Termination Without Cause. If the Participant’s employment with the Precision Group is terminated by the Employer for any reason other than for Cause (whether such termination is lawful or unlawful and whether it occurs with or without any or adequate notice, or with or without compensation in lieu of such notice), any Option held by the Participant shall continue to vest in accordance with its terms and may be exercised or surrendered in accordance with Section 2.5 or Section 2.6 at any time during the period that terminates on the earlier of the Option’s Expiry Date and the 30th day after the Participant’s Termination Date. Any Option that remains unexercised or has not been surrendered shall be immediately forfeited upon the termination of such period.

(g)	Termination Following Change of Control. If a Change of Control occurs and the Participant’s employment with the Precision Group is terminated:

(i)	by the Employer or by the entity that has entered into a valid and binding agreement with the Corporation and/or other members of the Precision Group to effect the Change of Control at any time after such agreement is entered into or during the Control Period and such termination was for any reason other than for Cause; or

(ii)	by the Participant as a result of Constructive Dismissal, provided the event giving rise to the Constructive Dismissal occurs during the Control Period;

any Option held by the Participant shall become fully vested and may be exercised or surrendered in accordance with Section 2.5 or Section 2.6 at any time during the period that terminates on the earlier of the Option’s Expiry Date and the 90th day after the Participant’s Termination Date. Any Option that remains unexercised or has not been surrendered shall be immediately forfeited upon the termination of such period.

Section 3. Share Units

3.1	Granting of RSUs or PSUs

The Board may, from time to time, grant RSUs or PSUs to Eligible Persons. The grant of an RSU or PSU to an Eligible Person at any time shall neither entitle such Eligible Person to receive, nor preclude such Eligible Person from receiving, a subsequent grant of an RSU or PSU. Each RSU and PSU granted by the Board shall be evidenced by an RSU Agreement or PSU Agreement, as applicable. Unless otherwise provided in the applicable Award Agreement, Share Units granted to a Participant shall be awarded solely in respect of performance of such Participant in the calendar year in which the Grant Date occurs (the “Service Year”). In all cases, the Share Units shall be in addition to, and not in substitution for or in lieu of, ordinary salary and wages payable to a Participant in respect of his or her services to the applicable Employer.

3.2	Number and Type of Share Units

Each RSU Agreement and PSU Agreement shall set forth: (i) the Grant Date of the RSUs or PSUs; (ii) the number of RSUs or PSUs subject to such Award; (iii) whether such Award is a Canadian Award or a U.S. Award; (iv) the applicable vesting schedule; and (v) any applicable Performance Vesting Conditions and Performance Period, and may specify such other terms and conditions consistent with the terms of the Plan as the Committee shall determine or as shall be required under any other provision of the Plan.

3.3	Dividend Share Units

When dividends (other than stock dividends) are paid on Common Shares, additional Share Units (“Dividend Share Units”) shall be credited to a Participant’s Share Unit Account as of the dividend payment date. The number of Dividend Share Units to be credited to the Participant’s Share Unit Account shall be determined by multiplying the aggregate number of Share Units held by the Participant on the relevant record date by the amount of the dividend paid by the Corporation on each Common Share, and dividing the result by the Fair Market Value on the dividend payment date, rounded to two decimals, which Dividend Share Units shall be in the form of RSUs or PSUs, as applicable. Dividend Share Units credited to a Participant’s Share Unit Account in accordance with this Section 3.3 shall be subject to the same vesting conditions applicable to the related RSUs or PSUs. No Dividend Share Units shall be credited to a Participant’s Share Unit Account in respect of dividends paid with respect to a record date that falls after the Participant’s Termination Date.

3.4	Share Unit Accounts

An account, called a “Share Unit Account”, shall be maintained by the Corporation for each Participant and will be credited with such grants of RSUs, PSUs or Dividend Share Units as are received by the Participant from time to time. Share Units that fail to vest or that are settled in accordance with Section 3.7 shall be cancelled and shall cease to be recorded in the Participant’s Share Unit Account as of the date on which such Share Units are forfeited or cancelled under the Plan or are settled, as the case may be. Where a Participant has been granted one or more RSUs or PSUs, such RSUs and PSUs (and related Dividend Share Units) shall be recorded separately in the Participant’s Share Unit Account.

3.5	Vesting of RSUs

Subject to the terms of any ~~employment agreement or executive agreement~~Executive Employment Agreement between the Participant and the Employer, or the Committee expressly providing to the contrary, a Participant’s RSUs shall vest on the Vesting Date(s). No such Vesting Date shall extend beyond November 30 of the third calendar year following the Service Year in respect of which the RSUs were granted and all vesting conditions shall be such that the RSUs comply with the exception to the definition of “salary deferral arrangement” contained in paragraph (k) of subsection 248(1) of the ITA or any successor provision thereto.

3.6	Vesting of PSUs

Subject to the terms of any ~~employment agreement or executive agreement~~Executive Employment Agreement between the Participant and the Employer, or the Committee expressly providing to the contrary, a Participant’s PSUs shall vest on the Vesting Date(s), conditional on the satisfaction of any Performance Vesting Conditions during the applicable Performance Period. No such Vesting Date shall extend beyond November 30 of the third calendar year following the Service Year in respect of which the PSUs were granted and all vesting conditions shall be such that the PSUs comply with the exception to the definition of “salary deferral arrangement” contained in paragraph (k) of subsection 248(1) of the ITA or any successor provision thereto.

3.7	Settlement of Share Unit Awards

On or within 60 days following the Vesting Date of a Share Unit (and in any event no later than December 31 of the third calendar year following the year in respect of which the Share Unit is granted) (the “Settlement Date”), and subject to Section 5.11, the Corporation shall (i) issue to Participant or Beneficiary, as applicable, from treasury the number of Common Shares that is equal to the number of vested Share Units held by the Participant as at the Settlement Date (rounded down to the nearest whole number), as fully paid and non-assessable Common Shares, (ii) deliver, or cause to be delivered, to the Participant or Beneficiary, as applicable, Common Shares purchased in the open market equal to the number of vested Share Units held by the Participant as of the Settlement Date (rounded down to the nearest whole number), (iii) deliver to the Participant or Beneficiary, as applicable, an amount in cash (net of Applicable Withholding Taxes) equal to the number of vested Share Units held by the Participant as at the Settlement Date multiplied by the Fair Market Value as at the Settlement Date, or (iv) a combination of (i), (ii) and (iii). Notwithstanding the foregoing, if a Participant’s Termination Date occurs prior to any applicable Settlement Date, the Share Units shall be settled by the Corporation delivering to the Participant or Beneficiary, as applicable, an amount in cash (net of Applicable Withholding Taxes) equal to the number of vested Share Units held by the Participant as at the Termination Date multiplied by the Fair Market Value as at the Termination Date. Upon settlement of such Share Units, the corresponding number of Share Units credited to the Participant’s Share Unit Account shall be cancelled and the Participant or Beneficiary, as applicable shall have no further rights, title or interest with respect thereto.

3.8	Termination of Employment or Leave of Absence

(a)	General Rule. Unless otherwise determined by the Committee, in its discretion, or as provided in this Section 3.8 or the provisions of any applicable Award Agreement or the Participant’s ~~employment agreement or executive agreement~~Executive Employment Agreement, upon the Participant terminating employment with the Precision Group for any reason, all Share Units previously credited to such Participant’s Share Unit Account which did not vest on or prior to the Participant’s Termination Date shall be terminated and forfeited as of the Participant’s Termination Date. All vested Share Units shall be settled in accordance with Section 3.7.

(b)	Treatment Upon Termination with Cause. If the Participant’s employment with the Precision Group is terminated for Cause, all Share Units previously credited to such Participant’s Share Unit Account, whether vested or unvested, shall be terminated and forfeited as of the Participant’s Termination Date, and the Participant will not be entitled to any damages or other amounts in respect of such termination and forfeiture.

(c)	Treatment Upon Death or Termination Without Cause. If the Participant’s employment with the Precision Group ceases by reason of the death of the Participant or the Participant’s employment is terminated by the Employer for any reason other than for Cause (whether such termination is lawful or unlawful and whether it occurs with or without any or adequate notice, or with or without compensation in lieu of such notice), a portion of the Participant’s unvested Share Units will vest as of the Termination Date. The percentage which will vest in respect of Share Units granted on each Grant Date will be determined by a fraction, the numerator of which is the number of days from the later of the Grant Date or the most recent Vesting Date up to and including the Termination Date, and the denominator of which is the number of days from the later of the Grant Date or the most recent Vesting Date up to and including the original final Vesting Date of the Award (assuming target performance was achieved with respect to any Performance Vesting Conditions). Such Share Units shall be settled as soon as practicable following the Termination Date in accordance with Section 3.7. Any Share Units which do not vest as previously stated shall be terminated and forfeited.

(d)	Treatment of RSUs During Leave of Absence. For the period during which a Participant is on a Leave of Absence, a portion of the Participant’s RSUs (and related Dividend Share Units) previously credited to such Participant’s Share Unit Account which did not vest on or prior to the date the Participant commenced the Leave of Absence shall continue to vest in accordance with their terms. The percentage which will continue to vest will be determined by a fraction, the numerator of which is the number of days that the Participant provided services to the Employer and was not on a Leave of Absence from the later of the Grant Date or the most recent Vesting Date up to and including the next Vesting Date, and the denominator of which is the number of days from the later of the Grant Date or the most recent Vesting Date up to and including the next Vesting Date. Any RSUs (and related Dividend Share Units) which do not vest as previously stated shall be terminated and forfeited.

(e)	Treatment of PSUs During Leave of Absence. For the period during which a Participant is on a Leave of Absence, a portion of the Participant’s PSUs (and related Dividend Share Units) previously credited to such Participant’s Share Unit Account which did not vest on or prior to the date the Participant commenced the Leave of Absence shall continue to vest in accordance with their terms. The percentage which will continue to vest will be determined by a fraction, the numerator of which is the number of days that the Participant provided services to the Employer and was not on a Leave of Absence during the Performance Period for such PSUs, and the denominator of which is the number of days in the entire Performance Period for such PSUs. Any PSUs (and related Dividend Share Units) which do not vest as previously stated shall be terminated and forfeited.

(f)	Termination Following Change of Control. If a Change of Control occurs and the Participant’s employment with the Precision Group is terminated:

(i)	by the Employer or by the entity that has entered into a valid and binding agreement with the Corporation and/or other members of the Precision Group to effect the Change of Control at any time after such agreement is entered into or during the Control Period and such termination was for any reason other than for Cause; or

(ii)	by the Participant as a result of Constructive Dismissal, provided the event giving rise to the Constructive Dismissal occurs during the Control Period;

then, unless otherwise determined by the Board prior to the Change of Control, a portion of the Participant’s unvested Share Units will vest as of the Participant’s Termination Date. The percentage which will vest in respect of Share Units granted on each Grant Date will be determined by a fraction, the numerator of which is the number of days from the later of the Grant Date or the most recent Vesting Date up to and including the Termination Date, and the denominator of which is the number of days from the later of the Grant Date or the most recent Vesting Date up to and including the original final Vesting Date of the Award (based on the level of achievement of any Performance Vesting Conditions up to the Termination Date and to the extent any Performance Vesting Conditions cannot be determined as of the Termination Date, the Board shall assume that target performance was achieved with respect to any Performance Vesting Conditions). Such Share Units shall be settled as soon as practicable following the Termination Date in accordance with Section 3.7. Any Share Units which do not vest as previously stated shall be terminated and forfeited.

Section 4. Share Bonus

4.1	Share Bonus

The Board may in its discretion, settle an STIP Award in whole or in part in Common Shares (a “Share Bonus”) by delivering, or causing to be delivered, to the Participant (either issued from treasury or purchased in the open market) the number of Common Shares equal to the amount of the STIP Award to be settled in Common Shares (net of Applicable Withholding Taxes) divided by the Fair Market Value on the date such STIP Award would otherwise be paid in cash pursuant to the terms of the Corporation’s Short-Term Incentive Plan.

Section 5. General

5.1	Capital Adjustments

In the event of any stock dividend, stock split, combination or exchange of shares, merger, amalgamation, arrangement, consolidation, reclassification, spin-off or other distribution (other than normal cash dividends) of the Corporation’s assets to shareholders, or any other change in the capital of the Corporation affecting Common Shares, the Board will make such proportionate adjustments, if any, as the Board in its discretion deems appropriate to reflect such change (for the purpose of preserving the value of the Awards), with respect to: (i) the number or kind of shares or other securities reserved for issuance pursuant to this Plan; (ii) the number or kind of shares or other securities subject to any outstanding Awards; (iii) the Exercise Price of any outstanding Options; (iv) the number of Share Units in the Participants’ Share Unit Accounts; and (v) the vesting of PSUs (and related Dividend Share Units) provided, however, that no adjustment will obligate the Corporation to issue or sell fractional securities. Notwithstanding anything in this Plan to the contrary, all adjustments made pursuant to this Section 5.1 shall be made in compliance with paragraph 7(1.4)(c) of the ITA and subject to the rules of the TSX, and with respect to U.S. Taxpayers, with Code Section 409A and Treasury Regulations Section 1.409A-1(b)(5), to the extent applicable.

5.2	Substitution Event

Upon the occurrence of a Substitution Event or a Permitted Reorganization, the surviving or acquiring entity (the “Continuing Entity”) shall, to the extent commercially reasonable, take all necessary steps to continue the Plan and to continue the Awards granted hereunder or to substitute or replace similar options or share units, as applicable for the Options and Share Units outstanding under the Plan on substantially the same terms and conditions as the Plan. For greater certainty, no consideration other than Continuing Entity options shall be received and the excess of the aggregate fair market value of the securities of the Continuing Entity subject to the Continuing Entity options immediately after the substitution or replacement over the aggregate exercise price of such securities under the Continuing Entity options shall not exceed the excess of the aggregate Fair Market Value of the Common Shares subject to the outstanding Options immediately before such substitution or replacement over the aggregate Exercise Price of such Common Shares. Any such adjustment, substitution or replacement in respect of options shall, at all times, be made in compliance with the provisions of subsection 7(1.4) of the ITA and Section 409A of the Code, as applicable. Any such adjustment, substitution or replacement in respect of Share Units shall, at all times, be such that the Plan and any Share Units granted hereunder comply with the exception to the definition of “salary deferral arrangement” contained in paragraph (k) of subsection 248(1) of the ITA or any successor provision thereto.

In the event that:

(i)	the Continuing Entity does not (or, upon the occurrence of the Substitution Event or Permitted Reorganization, will not) comply with the provisions of this Section 5.2;

(ii)	the Board determines, acting reasonably, that such substitution or replacement is not practicable;

(iii)	the Board determines, acting reasonably, that such substitution or replacement would give rise to adverse tax results, under the ITA or the Code; or

(iv)	the securities of the Continuing Entity are not (or, upon the occurrence of the Substitution Event or Permitted Reorganization, will not be) listed and posted for trading on a recognizable stock exchange;

the outstanding Options shall become fully vested and may be exercised or surrendered by the Participant at any time after the Participant receives written notice from the Board of such accelerated vesting and prior to the occurrence of the Substitution Event or Permitted Reorganization; provided, however, that such vesting, exercise or surrender shall be, unless otherwise determined in advance by the Board, effective immediately prior to, and shall be conditional on, the consummation of such Substitution Event or Permitted Reorganization. ~~Any~~Where it is determined that any of the criteria outlined in (i), (ii), (iii) or (iv) above have been met, any Options that have not been exercised or surrendered pursuant to this Section 5.2 shall be forfeited and cancelled without compensation to the holder thereof upon the consummation of such Substitution Event or Permitted Reorganization. Unless otherwise determined by the Board prior to the date of the Substitution Event or Permitted Reorganization, as applicable, upon such Substitution Event or Permitted Reorganization, a pro rata proportion of the PSUs (and related Dividend Share Units) credited to a Participant’s Share Unit Account which did not vest on or prior to the date of the Substitution Event or Permitted Reorganization and a pro rata proportion of the RSUs (and related Dividend Share Units) credited to a Participant’s Share Unit Account which did not vest on or prior to the date of the Substitution Event or Permitted Reorganization shall vest in accordance with the provisions of Section 3.8(f), on the basis that the references to “Change of Control” in Section 3.8(f) shall be read as “Substitution Event or Permitted Reorganization, as applicable”. ~~Any~~ Where it is determined that any of the criteria outlined in (i), (ii), (iii) or (iv) above have been met, any Share Units that have been credited to an Account of a Participant to whom this Section 5.2 applies and which do not vest pursuant to this Section 5.2 shall be terminated and forfeited.

Notwithstanding any other provision of the Plan, in the event that Share Units vest, as contemplated in this Section 5.2, the Board may by resolution determine that the “Fair Market Value” with respect to such Share Units shall be the price per Common Share offered or provided for in the Substitution Event or Permitted Reorganization, as applicable.

5.3	Amendment and Termination

(a)	Subject to Section 5.3(b), the Board may, without shareholder approval, amend or suspend any provision of the Plan, or ~~terminate this Plan, at~~ any Award granted hereunder, or terminate this Plan, at any time, ~~subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX), if any, that require the approval of security holders or any governmental or regulatory body~~ regardless of whether any such amendment or suspension is material, fundamental or otherwise, and notwithstanding any rule of common law or equity to the contrary. However, except as expressly set forth herein or as required pursuant to applicable law, no action of the Board or security holders may materially adversely alter or impair the rights of a Participant under any Award previously granted to the Participant without the consent of the affected Participant. ~~Without limiting the generality of the foregoing, the Board may make the following types of amendments~~Amendments to ~~this~~the Plan ~~or~~shall be subject to any ~~Awards without seeking security holder~~required approval:

~~(i)~~	~~amendments of a “housekeeping” or administrative nature, including any amendment for the purpose of curing any ambiguity, error or omission in this Plan or to correct or supplement any provision of this Plan that is inconsistent with any other provision of this Plan;~~

~~(ii)~~	~~amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies~~ of the TSX~~);~~

~~(iii)~~	~~amendments necessary for Awards to qualify for favorable treatment under applicable tax laws;~~

~~(iv)~~	~~amendments to the vesting provisions of this Plan or any Award;~~

~~(v)~~	~~amendments to include or modify a cashless exercise feature, payable in cash or Common Shares, which provides for a full deduction of the number of underlying Common Shares from the Plan maximum;~~

~~(vi)~~	~~amendments to the termination or early termination provisions of this Plan~~ or any Award, whether or not such Award is held by an insider, provided such amendment does not entail an extension beyond the original expiry ~~date of the Award; and~~

~~(vii)~~	~~amendments necessary to suspend or terminate this Plan~~.

(b)	Security holder approval will be required for the following types of amendments:

~~(i)~~	(i) any amendment to increase the maximum number of Common Shares issuable under this Plan, other than pursuant to Section 5.1;

~~(ii)~~	(ii) any amendment to this Plan that increases the length of the period after a Blackout Period during which Options may be exercised;

~~(iii)~~	(iii) any amendment which would result in the Exercise Price for any Option granted under this Plan being lower than the Fair Market Value at the Grant Date of the Option;

~~(iv)~~	(iv) any amendment that would permit the introduction of non-employee directors as Eligible Persons;

~~(v)~~	(v) any amendment to remove or to exceed the insider participation limit set out in Section 1.9(c);

~~(vi)~~	(vi) any amendment which reduces the Exercise Price of an Option or permits the cancellation and reissuance of an Option or other entitlement, in each case, other than pursuant to Sections 5.1 or 5.2;

~~(vii)~~	(vii) any amendment extending the term of an Option beyond the original Expiry Date, except as provided in Section 2.4;

~~(viii)~~	~~any amendment to the amendment provisions;~~

~~(ix)~~	(viii) any amendment which would allow for the transfer or assignment of Awards under this Plan, other than for normal estate settlement purposes; and

~~(x)~~	~~amendments required to be approved by security holders under applicable law (including the rules, regulations and policies of the TSX)~~

(ix)	any amendment to the amendment provisions that will increase the Board’s authority to amend the Plan without shareholder approval.

5.4	Clawback

Notwithstanding any other provision of this Plan, any Award which is subject to recovery or recoupment under applicable laws, stock exchange listing requirements or any policy adopted by the Corporation, including the Corporation’s Compensation Recoupment Policy dated February 8, 2017, will be subject to such deductions and clawbacks as may be required pursuant to such laws, stock exchange listing requirements or policy (as they may be amended from time to time).

5.5	Non-Exclusivity

Nothing contained herein shall prevent the Board or the Committee from adopting other or additional compensation arrangements for the benefit of any Participant, subject to any required regulatory or shareholder approval.

5.6	Unfunded Plan

This Plan shall be unfunded and the Corporation will not secure its obligations hereunder. To the extent any individual holds any rights under the Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured general creditor of the Corporation.

5.7	Successors and Assigns

The Plan shall be binding on all successors and assigns of the Precision Group and each Participant, including without limitation, the legal representative of a Participant, or any receiver or trustee in bankruptcy or representative of the creditors of the Precision Group or a Participant.

5.8	Transferability of Awards

Rights of a Participant respecting Awards shall not be transferable or assignable, except by will or the laws of descent and distribution.

5.9	No Special Rights and Cessation of Vesting and Eligibility for Awards following Termination

Nothing contained in the Plan or by the grant of any Awards will confer upon any Participant any right to the continuation of the Participant’s employment by the Precision Group or interfere in any way with the right of any Employer at any time to terminate a Participant’s employment or to increase or decrease the compensation of a Participant. Awards shall not be considered Common Shares nor shall they entitle a Participant to any interest in or title to any Common Shares or to exercise voting rights or any other rights attaching to the Common Shares. Participation in the Plan by an Eligible Person shall be voluntary. A Participant’s eligibility to be granted any Award under the Plan ceases on the Termination Date.

The Participant’s rights will be strictly limited to those provided for in this Plan, and the Participant shall have no claim in respect of any Award that may have or would have vested had due notice of termination been given nor shall the Participant have any entitlement to damages or other compensation or any claim for wrongful termination or damages or other compensation or any claim for wrongful termination or dismissal in respect of any Award or loss of profit or opportunity which may have or would have vested or accrued to the Participant if such wrongful termination or dismissal had not occurred or if due notice of termination had been given. Without limiting the generality of the foregoing, except if and as required to comply with applicable minimum requirements contained in ESL, the Participant is not eligible for continued vesting of any Award during any period in which the Participant receives, or claims to be entitled to receive, any compensatory payments or damages in lieu of notice of termination pursuant to contract, common law or civil law, and the Participant will not be entitled to any damages or other compensation in respect of any Award that does not vest or is not awarded due to termination as of the Termination Date of the Participant’s employment with its Employer for any reason. The Plan displaces any and all common law and civil law rights the Participant may have or claim to have in respect of any Awards, including any right to damages. The foregoing shall apply, regardless of: (i) the reason for the termination of Participant’s employment; (ii) whether such termination is lawful or unlawful, with or without Cause; (iii) whether it is the Participant or the Employer that initiates the termination; and (iv) any fundamental changes, over time, to the terms and conditions applicable to the Participant’s employment.

5.10	Other Employee Benefits

The amount of any compensation deemed to be received by a Participant as a result of the exercise of any Option or the settlement of any Share Unit will not constitute compensation with respect to which any other employee benefits of that Participant are determined, including, without limitation, benefits under any bonus, pension, profit-sharing, insurance or salary continuation plan, except as otherwise specifically determined by the Board.

5.11	Employment with an Entity in the Precision Group

Notwithstanding Section 2.7 and 3.8, unless the Board, in its discretion, otherwise determines, at any time and from time to time, Awards are not affected by a change of employment within or among the Precision Group for so long as the Participant continues to be an Employee of an entity in the Precision Group.

5.12	Compliance with Employment Standards

It is understood and agreed that all provisions of the Plan are subject to all applicable minimum requirements of ESL and it is the intention of the Corporation and the other entities of the Precision Group to comply with the minimum applicable requirements contained in ESL. Accordingly, the Plan shall: (a) not be interpreted as in any way waiving or contracting out of ESL, and (b) be interpreted to achieve compliance with ESL. In the event that ESL provides for a superior right or entitlement upon termination of employment or otherwise (“Statutory Entitlements”) than provided for under the Plan, the Participant shall be provided with the Participant’s minimum Statutory Entitlements in substitution for the Participant’s rights under the Plan. There shall be no presumption of strict interpretation against the Precision Group.

5.13	~~5.11~~ Withholding Taxes

It is the responsibility of the Participant to complete and file any tax returns which may be required under Canadian, U.S. or other applicable jurisdiction’s tax laws within the periods specified in those laws as a result of the Participant’s participation in the Plan.

Notwithstanding any other provision of this Plan, a Participant shall be solely responsible for all Applicable Withholding Taxes resulting from his or her receipt of Common Shares or other property pursuant to this Plan. In connection with the issuance of Common Shares pursuant to this Plan, a Participant shall, at the Participant’s discretion:

(a)	pay to the Corporation an amount as necessary so as to ensure that the Corporation is in compliance with the applicable provisions of any federal, provincial, local or other law relating to the Applicable Withholding Taxes in connection with such issuance;

(b)	authorize a securities dealer designated by the Corporation, on behalf of the Participant, to sell in the capital markets a portion of the Common Shares issued hereunder to realize cash proceeds to be used to satisfy the Applicable Withholding Taxes; or

(c)	make other arrangements acceptable to the Corporation to fund the Applicable Withholding Taxes.

5.14	~~5.12~~ No Liability

The Precision Group shall not be liable to any Participant for any loss resulting from a decline in the market value of the Common Shares.

5.15	~~5.13~~ Government Regulation and Grant Restrictions

The Corporation’s obligation to issue and deliver Common Shares under any Award is subject to: (i) the completion of such registration or other qualification of such Common Shares or obtaining approval of such regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; (ii) the admission of such Common Shares to listing on any stock exchange on which such Common Shares may then be listed; and (iii) the receipt from the Participant of such representations, agreements and undertakings as to future dealings in such Common Shares as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction. The Corporation shall take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Common Shares in compliance with applicable securities laws and for the listing of such Common Shares on any stock exchange on which such Common Shares are then listed. Awards may not be granted with a Grant Date or effective date earlier than the date on which all actions required to grant the Awards have been completed.

5.16	~~5.14~~ Participant Information

(a)	As a condition of participating in the Plan, each Participant agrees to comply with all such applicable law and agrees to furnish to the Corporation all information and undertakings as may be required to permit compliance with such applicable law. Each Participant shall provide the Corporation with all information (including personal information) required in order to administer the Plan (the “Participant Information”).

(b)	The Corporation may from time to time transfer or provide access to Participant Information to a third party service provider for purposes of the administration of the Plan provided that such service providers will be provided with such information for the sole purpose of providing services to the Corporation in connection with the operation and administration of the Plan. The Corporation may also transfer and provide access to Participant Information to the Employers for purposes of preparing financial statements or other necessary reports and facilitating payment or reimbursement of Plan expenses. By participating in the Plan, each Participant acknowledges that Participant Information may be so provided and agrees and consents to its provision on the terms set forth herein. The Corporation shall not disclose Participant Information except (i) as contemplated above in this Section ~~5.14~~5.16(b), (ii) in response to regulatory filings or other requirements for the information by a governmental authority or regulatory body, or (iii) for the purpose of complying with a subpoena, warrant or other order by a court, Person or body having jurisdiction over the Corporation to compel production of the information.

5.17	~~5.15~~ Priority of Agreements

In the event of any inconsistency or conflict between the provisions of the Plan and any Award Agreement, the provisions of the Plan shall prevail. In the event of any inconsistency or conflict between the provisions of the Plan or any Award Agreement, on the one hand, and a Participant’s ~~employment agreement~~Executive Employment Agreement with the Employer, on the other hand, the provisions of the ~~employment agreement~~Executive Employment Agreement (provided that it has been approved by the Board) shall prevail.

5.18	~~5.16~~ Severability

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

5.19	Electronic Delivery

The Corporation may from time to time establish procedures for (i) the electronic delivery of any documents that the Corporation may elect to deliver (including, but not limited to, plan documents, award notices and agreements, and all other forms of communications) in connection with any award made under the Plan, (ii) the receipt of electronic instructions from Participants and/or (iii) an electronic signature system for delivery and acceptance of any such documents. Compliance with such procedures shall satisfy any requirement to provide documents in writing and/or for a document to be signed or executed.

5.20	~~5.17~~ Effective Date

~~This Plan applies to Awards granted hereunder~~Approved by the Board on ~~and after~~ February 8, 2017.

Approved by the shareholders on May 17, 2017

Amended and Restated Plan approved by the Board on March 4, 2022 [and by the shareholders on May ●, 2022.].

ADDENDUM FOR U.S. TAXPAYERS PRECISION DRILLING CORPORATION OMNIBUS EQUITY INCENTIVE PLAN

This Addendum is an integral part of the Plan. The provisions of this Addendum apply to U.S. Taxpayers notwithstanding anything to the contrary in the Plan or in any Award Agreement. Except as specifically defined in this Addendum, all capitalized terms used in this Addendum have the meaning attributed to them in the Plan.

1.    For the purposes of this Addendum, “Payment Date” means, for PSUs, the date the PSUs vest pursuant to Sections 3.6, 3.8 or 5.2 of the Plan, and, for RSUs, means the date the RSUs vest pursuant to Sections 3.5, 3.8 or 5.2 of the Plan.

2.    Notwithstanding Section 3.7 of the Plan, in the case of a Participant who is a U.S. Taxpayer, any payment in respect of any vested Share Units to such U.S. Taxpayer pursuant to Section 3.7 of the Plan shall be made to such U.S. Taxpayer within sixty (60) days following the Payment Date.

3.    The Participant does not have any right to make any election to defer compensation under the Plan or any election regarding the time or form of any payment due under the Plan or this Addendum.

4.    Any PSUs or RSUs credited to the Share Unit Account of a U.S. Taxpayer pursuant to Section 3.3 of the Plan shall be settled in accordance with this Addendum and other applicable provisions that apply to all other PSUs and RSUs, as applicable, credited to the U.S. Taxpayer’s Share Unit Account.

6.    Notwithstanding any other provision in the Plan to the contrary, if the Participant is a “specified employee” on his or her Termination Date and the Payment Date for such Participant’s Share Units is the Participant’s Termination Date, payments and benefits payable under the Plan that are deferred compensation subject to (but not otherwise exempt from) Code Section 409A and that would otherwise be paid or provided during the six-month period commencing on the Termination Date will be deferred until the first day of the seventh month following the Termination Date if such deferral is necessary to avoid the additional tax under Code Section 409A. In the case of a series of payments, the first payment shall include the amounts the Participant would have been entitled to receive during the six-month waiting period. Any such determination shall be made by the Corporation in its sole discretion, acting reasonably and after consultation with the Participant. For the purposes of this Addendum, a determination of whether the Participant is a specified employee shall be made in accordance with Code Section 409A.

7.    It is the Corporation’s intent that amounts paid to a U.S. Taxpayer pursuant to the Plan are exempt from Code Section 409A pursuant to the short-term deferral exception set forth in Treas. Reg. § 1.409A-1(b)(4), and the Corporation has made good faith efforts to draft the Plan accordingly. In the event of any ambiguity in the language or any agreement entered into under the Plan (including any Award Agreement) or in the operation of the Plan, the Plan and any agreement (including any Award Agreement) shall be construed, interpreted and operated in a manner that will result in compliance with the short-term deferral exception and Code Section 409A. Notwithstanding the foregoing, no such construction, interpretation or operation of the Plan shall be such that the Plan or any Share Units granted under the Plan would cease to comply with the exception to the definition of “salary deferral arrangement” contained in paragraph (k) of subsection 248(1) of the ITA or any successor provision thereto.

8.    Without limiting the generality of paragraph 7 of this Addendum, if any provision of the Plan contravenes any regulations or Treasury guidance promulgated under Code Section 409A or would cause the Share Units to be subject to the interest and penalties under Code Section 409A such provision of the Plan may, to the extent that it applies to U.S. Taxpayers, be modified, without the consent of any Participant, to maintain, to the maximum extent practicable, the original intent of the applicable provision without violating the provisions of Code Section 409A.

9.    All provisions of the Plan shall continue to apply to a U.S. Taxpayer to the extent that they have not been specifically modified by this Addendum.

SCHEDULE A

OPTION AGREEMENT

Precision Drilling Corporation (the “Corporation”) hereby grants the Participant the award as outlined in the 20■ Long-Term Incentive Plan Grants letter (the “Award Letter”), in accordance with and subject to the terms, conditions and restrictions of this Option Agreement (“Option Agreement”), together with the provisions of the Corporation’s Omnibus Equity Incentive Plan, as may be amended from time to time (the “Plan”).

The terms and conditions of the Plan are hereby incorporated by reference as terms and conditions of this Option Agreement and all capitalized terms used herein, unless expressly defined in a different manner, have the meanings ascribed thereto in the Plan.

Participation in the Plan is voluntary and is not a condition of employment with the Precision Group. No Participant shall have any claim or right to be granted Options pursuant to the Plan.

Neither the Corporation nor any Employer (which for the purposes of this Option Agreement includes their respective directors, officers and employees) shall have any liability for: (i) the income or other tax consequences to the Participant arising from participation in the Plan; (ii) any change in the value of the Common Shares; or (iii) any delays or errors in the administration of the Plan, except where such person has acted with willful misconduct. The Participant should consult his or her own tax and business advisors as the Precision Group is not providing any such advice to any Participant.

For a copy of the Plan text please contact any member of the HR team.

ACKNOWLEDGEMENT

The Participant acknowledges that:

1.	I have had the opportunity to review a copy of the Plan and agree to be bound by it and the terms of this Option Agreement. In the event of any conflict between the terms of the Plan and this Option Agreement, the terms of the Plan will govern and prevail.

2.	I have not been induced to enter into this Option Agreement by expectation of employment or continued employment with the Precision Group.

3.	I will be liable for income tax and other applicable taxes or social security contributions when I exercise or surrender Options in accordance with the terms of the Plan. I should confirm the tax treatment with my own tax advisor.

4.	Except as otherwise provided in the Plan and the Award Letter, if my employment with the Precision Group is terminated, I will forfeit all unvested and unexercised Options at such time.

5.	I shall have no entitlement to receive payment in respect of any Options that are forfeited pursuant to the terms of the Plan whether by way of damages or otherwise.

6.	I am required to provide the Corporation with all information (including personal information) required to administer the Plan and I hereby consent to the collection of all such information by the Corporation. I understand that the Corporation may from time to time transfer or provide access to such information to third party service providers for purposes of the administration of the Plan and that such service providers will be provided with such information for the sole purpose of providing such services to the Corporation. I acknowledge that withdrawal of the consent at any time may result in a delay in the administration of the Plan.

7.	Notwithstanding any other provision of this Option Agreement to the contrary, the Option granted hereunder, including the consideration received on the exercise or surrender of the Option, net of applicable taxes, shall be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the Corporation from time to time, as the same may be amended from time to time (the “Clawback Policy”). I agree and consent to the Corporation’s application, implementation and enforcement of (a) the Clawback Policy that may apply to me and (b) any provision of applicable law relating to the cancellation, recoupment, rescission, payback or other action of or involving my compensation, and expressly agree that the Corporation may take such actions as are necessary to effectuate the Clawback Policy without further consent or action being required by me. To the extent that the terms of this Option Agreement and the Clawback Policy conflict, then the terms of the Clawback Policy shall prevail.

8.	I acknowledge that the exercise or surrender of Options granted hereunder is conditional upon my compliance with Section 9 of this Option Agreement. Accordingly, I acknowledge that I will immediately forfeit all Options granted hereunder in the event that I fail to meet the conditions set forth in Section 9 of this Option Agreement. The foregoing is in addition to any other remedy or cause of action any member of the Precision Group may have in respect of such failure.

9.	It is a condition to the exercise or surrender of any Options granted hereunder, that I will not, either while still employed or for a period of six (6) months following my Termination Date, regardless of the reason for the cessation of employment, without the Corporation's express prior written consent, either as an individual, or in conjunction with any other person, firm, corporation or other entity, whether acting as a principal, agent, employee, consultant or in any other capacity whatsoever:

(a)	solicit, attempt to solicit, call upon or otherwise seek out, directly or indirectly, the business of any firm or person who was a customer, client, supplier or distributor of the Precision Group at the Termination Date for the purpose of diverting any business or corporate opportunities as may exist or may be contemplated as at the Termination Date from the Precision Group; or

(b)	solicit, attempt to solicit or communicate in any way with any employees or consultants of the Precision Group for the purpose of having such employees or consultants leave their employment with the Precision Group or cease to provide services to the Precision Group.

My obligations pursuant to this Section are in addition to, and do not replace or supersede, any non-solicitation or non-competition covenants contained in any employment agreement or executive agreement I may have with the Corporation or any of its subsidiaries or affiliates.

10.	In the event that any condition, provision or restriction contained in Sections 7 to 9 of this Option Agreement is found to be void or unenforceable (in whole or in part) by a court of competent jurisdiction, it shall not affect or impair the validity of any other conditions, provisions or restrictions contained herein, nor shall it affect the validity or enforceability of such provisions in any other jurisdiction or in regard to other circumstances. Any conditions, provisions or restrictions found to be void or unenforceable are declared to be separate and distinct, and the remaining covenants, provisions and restrictions shall remain in full force and effect.

11.	The Board may at any time waive all or part of the application of Section 9 of this Option Agreement.

12.	The Options are not intended to qualify as “incentive stock options” under Section 422 of the Code. [NTD: Only necessary to include for U.S. Taxpayers.]

Please acknowledge receipt of this Option Agreement and your agreement to be bound by its terms (and the terms and conditions set out in the Plan) by clicking “Accept”.

PRECISION DRILLING CORPORATION

Per:

SCHEDULE B

NOTICE OF EXERCISE

To: Precision Drilling Corporation

Attention: [Secretary]

I, ______________________________ hereby exercise an Option to purchase _____________ Common Shares of Precision Drilling Corporation (the “Corporation”) at an Exercise Price of $______ per Common Share. This Notice of Exercise is delivered in respect of the Option that was granted to me on under the Corporation’s Omnibus Equity Incentive Plan (the “Plan”). Capitalized terms used but not otherwise defined herein have the meanings set out in the Plan. In connection with the foregoing: (tick one)

☐	I enclose cash, a certified cheque, bank draft or money order payable to the Corporation in the amount of $____________ (which reflects the aggregate Exercise Price of the Common Shares) plus the amount of $____________ (which reflects the amount the Corporation believes is necessary to remit as part of any Applicable Withholding Taxes), and the foregoing shall be the full payment for the Common Shares to be received upon exercise of the Option and I acknowledge that the Common Shares will be issued to me only upon satisfaction of the requirements of Section 2.5 of the Plan;

☐	I hereby elect to surrender the Option to receive an amount in cash (net of any Applicable Withholding Taxes) equal to: (i) the Fair Market Value on the date hereof, minus the Exercise Price of the Option; multiplied by (ii) the number of Common Shares underlying the Option;

☐	I hereby elect to receive an amount in cash equal to the cash proceeds realized upon the sale in the capital markets of the Common Shares underlying the Option by a securities dealer designated by the Corporation, less the aggregate Exercise Price, any Applicable Withholding Taxes and any transfer costs incurred to sell the Common Shares; or

☐	I hereby elect to receive an aggregate number of Common Shares that is equal to the number of Common Shares underlying the Options being exercised minus the number of Common Shares sold in the capital markets by a securities dealer designated by the Corporation as required to realize cash proceeds equal to the aggregate Exercise Price, any Applicable Withholding Taxes and any transfer costs incurred to sell the Common Shares.

Capitalized terms used but not otherwise defined in this Notice of Exercise shall have the meaning set out in the Plan.

Date	Signature of Participant

Name of Participant (Please Print)

SCHEDULE C

PSU AGREEMENT

Precision Drilling Corporation (the “Corporation”) hereby grants the Participant the award as outlined in the 20■ Long-Term Incentive Plan Grants letter (the “Award Letter”), in accordance with and subject to the terms, conditions and restrictions of this agreement (“PSU Agreement”), together with the provisions of the Corporation’s Omnibus Equity Incentive Plan, as may be amended from time to time (the “Plan”).

Grant Date:

Number of PSU Awarded:

US/CA Award:

Vesting Schedule

Performance Vesting Conditions:

Performance Period:

~~Performance Peer Group:~~

On the Vesting Date, the number of PSUs that shall vest shall equal the number of PSUs credited to the Participant’s Share Unit Account (including related Dividend Share Units credited pursuant to Section 3.3 of the Plan) multiplied by the Performance Multiplier.

~~Unless otherwise determined by the Committee, the Performance Multiplier will be determined as follows:~~

 ~~Total Shareholder Return ("TSR") Performance Multiplier:~~
 ~~75% or higher ranking among peer group:~~ 	 ~~2.0 times payout~~
 ~~50% (median) ranking among peer group:~~ 	 ~~1.0 times payout~~
 ~~35% ranking among peer group:~~ 	~~0.4 times payout~~
 ~~Below 35% ranking among peer group:~~ 	~~0 payout~~
 ~~TSR percentile rankings above, below and between the payout levels shown above will be~~
 ~~determined by the Committee in its sole discretion, acting reasonably, having regard, if~~
 ~~determined applicable by the Committee, to principles of linear interpolation.~~

~~The Corporation’s TSR will be measured by calculating the appreciation in the price of the Common Shares during the Performance Period, as listed on the NYSE, taking into account the value of any dividends paid on the Common Shares during the Performance Period (which shall be deemed to have been reinvested in additional Common Shares effective on the dividend payment date based on the closing price of the Common Shares on that date). The Corporation’s TSR will be compared to the TSR of each company listed in the Performance Peer Group above (calculated in the same manner as for the Corporation, including taking into account any dividends or distributions and exchange rate adjustments, if applicable).~~

~~If any company in the Performance Peer Group commences proceedings for the winding up, dissolution, liquidation or bankruptcy of such company during the Performance Period, the Committee shall determine, in its sole discretion, how such company will be treated for purposes of determining the Performance Multiplier for the Performance Period. Subject to the foregoing sentence, any companies in the Performance Peer Group which cease to be publicly traded at any time during the Performance Period will be removed from the Performance Peer Group. If, at any time during the Performance Period, the Performance Peer Group is comprised of less than 12 companies as a result of this paragraph, the Committee shall have the right, in its sole discretion, to add additional companies to the Performance Peer Group and such group of companies, as reconstituted, shall be deemed to be the Performance Peer Group for the Performance Period~~

The Performance Multiplier is approved by the Board and shall be determined based on the degree to which the Performance Vesting Conditions set out above have been satisfied.

Unless otherwise determined by the Committee, any PSUs (and related Dividend Share Units) which fail to vest on the Vesting Date as a result of the Performance Multiplier for the applicable Performance Period being zero shall be terminated and forfeited as of such date.

The terms and conditions of the Plan are hereby incorporated by reference as terms and conditions of this PSU Agreement and all capitalized terms used herein, unless expressly defined in a different manner, have the meanings ascribed thereto in the Plan.

Participation in the Plan is voluntary and is not a condition of employment with the Precision Group. No Participant shall have any claim or right to be granted PSUs pursuant to the Plan.

Neither the Corporation nor any Employer (which for the purposes of this PSU Agreement includes their respective directors, officers and employees) shall have any liability for: (i) the income or other tax consequences to Participants arising from participation in the Plan; (ii) any change in the value of the Common Shares; or (iii) any delays or errors in the administration of the Plan, except where such Person has acted with willful misconduct. Participants should consult their own tax and business advisors as the Precision Group is not providing any such advice to any Participant.

For a copy of the Plan text please contact any member of the HR team.

ACKNOWLEDGEMENT

The Participant acknowledges that:

1.	I _______ am / _______ am not [check appropriate box] a U.S. Taxpayer.

2.	I have had the opportunity to review a copy of the Plan and agree to be bound by it and the terms of this PSU Agreement. In the event of any conflict between the terms of the Plan and this PSU Agreement, the terms of the Plan will govern and prevail.

3.	I have not been induced to enter into this PSU Agreement by expectation of employment or continued employment with the Precision Group.

4.	I will be liable for income tax and other applicable taxes or social security contributions when payment is made to me under the Plan in respect of Share Units credited to my Share Unit Account, in accordance with the terms of the Plan. I should confirm the tax treatment with my own tax advisor.

5.	The value of a Share Unit is based on the trading price of a Common Share and is thus not guaranteed. The eventual value of a Share Unit on the applicable settlement date may be higher or lower than the value of the Share Unit at the time it was allocated to my Share Unit Account under the Plan.

6.	Except as otherwise provided in the Plan and the Award Letter, if my employment with the Precision Group is terminated, I will forfeit all Share Units in my Share Unit Account at such time.

7.	I shall have no entitlement to receive payment in respect of any Share Units that are forfeited pursuant to the terms of the Plan whether by way of damages or otherwise.

8.	No funds will be set aside to guarantee payment of the Share Units and that future payments of Share Units will remain an unfunded and unsecured liability recorded on the books of the Corporation and/or Employer.

9.	I am required to provide the Corporation with all information (including personal information) required to administer the Plan and I hereby consent to the collection of all such information by the Corporation. I understand that the Corporation may from time to time transfer or provide access to such information to third party service providers for purposes of the administration of the Plan and that such service providers will be provided with such information for the sole purpose of providing such services to the Corporation. I acknowledge that withdrawal of the consent at any time may result in a delay in the administration of the Plan or in the inability of the Corporation or Employer settle my vested Share Units under the Plan.

10.	Notwithstanding any other provision of this PSU Agreement to the contrary, PSUs granted hereunder (including related Dividend Share Units credited pursuant to Section 3.3 of the Plan) and/or any cash payment made hereunder, including any amount received on the redemption of the PSUs, shall be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the Corporation from time to time, as the same may be amended from time to time (the “Clawback Policy”). I agree and consent to the Corporation’s application, implementation and enforcement of (a) the Clawback Policy that may apply to me and (b) any provision of applicable law relating to the cancellation, recoupment, rescission, payback or other action of or involving my compensation, and expressly agree that the Corporation may take such actions as are necessary to effectuate the Clawback Policy without further consent or action being required by me. To the extent that the terms of this PSU Agreement and the Clawback Policy conflict, then the terms of the Clawback Policy shall prevail.

11.	I acknowledge that any payment in respect of PSUs granted hereunder (including related Dividend Share Units credited pursuant to Section 3.3 of the Plan) is conditional upon my compliance with Section 12 of this PSU Agreement. Accordingly, I acknowledge that I shall immediately cease to be entitled to any payment under the Plan with respect to such PSUs and will forfeit all PSUs granted hereunder (and related Dividend Share Units credited pursuant to Section 3.3 of the Plan) in the event that I fail to meet the conditions set forth in Section 12 of this PSU Agreement. The foregoing is in addition to any other remedy or cause of action any member of the Precision Group may have in respect of such failure.

12.	It is a condition to the receipt of any payment in respect of a grant of PSUs (including related Dividend Share Units credited pursuant to Section 3.3 of the Plan) that I will not, either while still employed or for a period of six (6) months following my Termination Date, regardless of the reason for the cessation of employment, without the Corporation’s express prior written consent, either as an individual, or in conjunction with any other person, firm, corporation or other entity, whether acting as a principal, agent, employee, consultant or in any other capacity whatsoever:

(a)	solicit, attempt to solicit, call upon or otherwise seek out, directly or indirectly, the business of any firm or person who was a customer, client, supplier or distributor of the Precision Group at the Termination Date for the purpose of diverting any business or corporate opportunities as may exist or may be contemplated as at the Termination Date from the Precision Group; or

(b)	solicit, attempt to solicit or communicate in any way with any employees or consultants of the Precision Group for the purpose of having such employees or consultants leave their employment with the Precision Group or cease to provide services to the Precision Group.

My obligations pursuant to this Section are in addition to, and do not replace or supersede, any non-solicitation or non-competition covenants contained in any employment agreement or executive agreement I may have with the Corporation or any of its subsidiaries or affiliates.

13.	In the event that any condition, provision or restriction contained in Sections 10 to 12 of this PSU Agreement is found to be void or unenforceable (in whole or in part) by a court of competent jurisdiction, it shall not affect or impair the validity of any other conditions, provisions or restrictions contained herein, nor shall it affect the validity or enforceability of such provisions in any other jurisdiction or in regard to other circumstances. Any conditions, provisions or restrictions found to be void or unenforceable are declared to be separate and distinct, and the remaining covenants, provisions and restrictions shall remain in full force and effect.

14.	The provisions of Section 12 of this PSU Agreement apply only to the PSUs granted hereunder (and related Dividend Share Units credited pursuant to Section 3.3 of the Plan). For greater certainty, the provisions of Section 12 of this PSU Agreement do not apply to PSUs which may be credited to my Share Unit Account pursuant to Section 3.3 of the Plan which relate to other grants of PSUs.

15.	The Committee may at any time waive all or part of the application of Section 12 of this PSU Agreement.

Please acknowledge receipt of this PSU Agreement and your agreement to be bound by its terms (and the terms and conditions set out in the Plan) by clicking "Accept".

PRECISION DRILLING CORPORATION

Per:

SCHEDULE D

RSU AGREEMENT

Precision Drilling Corporation (the “Corporation”) hereby grants the Participant the award as outlined in the 20■ Long-Term Incentive Plan Grants letter (the “Award Letter”), in accordance with and subject to the terms, conditions and restrictions of this agreement (“RSU Agreement”), together with the provisions of the Corporation’s Omnibus Equity Incentive Plan, as may be amended from time to time (the “Plan”).

The terms and conditions of the Plan are hereby incorporated by reference as terms and conditions of this RSU Agreement and all capitalized terms used herein, unless expressly defined in a different manner, have the meanings ascribed thereto in the Plan.

Participation in the Plan is voluntary and is not a condition of employment with the Precision Group. No Participant shall have any claim or right to be granted RSUs pursuant to the Plan.

Neither the Corporation nor any Employer (which for the purposes of this RSU Agreement includes their respective directors, officers and employees) shall have any liability for: (i) the income or other tax consequences to Participants arising from participation in the Plan; (ii) any change in the value of the Common Shares; or (iii) any delays or errors in the administration of the Plan, except where such Person has acted with willful misconduct. Participants should consult their own tax and business advisors as the Precision Group is not providing any such advice to any Participant.

For a copy of the Plan text please contact any member of the HR team.

ACKNOWLEDGEMENT

The Participant acknowledges that:

1.	I _______ am / _______ am not [check appropriate box] a U.S. Taxpayer.

2.	I have had the opportunity to review a copy of the Plan and agree to be bound by it and the terms of this RSU Agreement. In the event of any conflict between the terms of the Plan and this RSU Agreement, the terms of the Plan will govern and prevail.

3.	I have not been induced to enter into this RSU Agreement by expectation of employment or continued employment with the Precision Group.

4.	I will be liable for income tax and other applicable taxes or social security contributions when payment is made to me under the Plan in respect of Share Units credited to my Share Unit Account, in accordance with the terms of the Plan. I should confirm the tax treatment with my own tax advisor.

5.	The value of a Share Unit is based on the trading price of a Common Share and is thus not guaranteed. The eventual value of a Share Unit on the applicable settlement date may be higher or lower than the value of the Share Unit at the time it was allocated to my Share Unit Account under the Plan.

6.	Except as otherwise provided in the Plan and the Award Letter, if my employment with the Precision Group is terminated, I will forfeit all Share Units in my Share Unit Account at such time.

7.	I shall have no entitlement to receive payment in respect of any Share Units that are forfeited pursuant to the terms of the Plan whether by way of damages or otherwise.

8.	No funds will be set aside to guarantee payment of the Share Units and that future payments of Share Units will remain an unfunded and unsecured liability recorded on the books of the Corporation and/or Employer.

9.	I am required to provide the Corporation with all information (including personal information) required to administer the Plan and I hereby consent to the collection of all such information by the Corporation. I understand that the Corporation may from time to time transfer or provide access to such information to third party service providers for purposes of the administration of the Plan and that such service providers will be provided with such information for the sole purpose of providing such services to the Corporation. I acknowledge that withdrawal of the consent at any time may result in a delay in the administration of the Plan or in the inability of the Corporation or Employer to settle my vested Share Units under the Plan.

10.	Notwithstanding any other provision of this RSU Agreement to the contrary, RSUs granted hereunder (including related Dividend Share Units credited pursuant to Section 3.3 of the Plan) and/or any cash payment made hereunder, including any amount received on the redemption of the RSUs, shall be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the Corporation from time to time, as the same may be amended from time to time (the “Clawback Policy”). I agree and consent to the Corporation’s application, implementation and enforcement of (a) the Clawback Policy that may apply to me and (b) any provision of applicable law relating to the cancellation, recoupment, rescission, payback or other action of or involving my compensation, and expressly agree that the Corporation may take such actions as are necessary to effectuate the Clawback Policy without further consent or action being required by me. To the extent that the terms of this RSU Agreement and the Clawback Policy conflict, then the terms of the Clawback Policy shall prevail.

11.	I acknowledge that any payment in respect of RSUs granted hereunder (including related Dividend Share Units credited pursuant to Section 3.3 of the Plan) is conditional upon my compliance with Section 12 of this RSU Agreement. Accordingly, I acknowledge that I shall immediately cease to be entitled to any payment under the Plan with respect to such RSUs and will forfeit all RSUs granted hereunder (and related Dividend Share Units credited pursuant to Section 3.3 of the Plan) in the event that I fail to meet the conditions set forth in Section 12 of this RSU Agreement. The foregoing is in addition to any other remedy or cause of action any member of the Precision Group may have in respect of such failure.

12.	It is a condition to the receipt of any payment in respect of a grant of RSUs (including related Dividend Share Units credited pursuant to Section 3.3 of the Plan) that I will not, either while still employed or for a period of six (6) months following my Termination Date, regardless of the reason for the cessation of employment, without the Corporation’s express prior written consent, either as an individual, or in conjunction with any other person, firm, corporation or other entity, whether acting as a principal, agent, employee, consultant or in any other capacity whatsoever:

(a)	solicit, attempt to solicit, call upon or otherwise seek out, directly or indirectly, the business of any firm or person who was a customer, client, supplier or distributor of the Precision Group at the Termination Date for the purpose of diverting any business or corporate opportunities as may exist or may be contemplated as at the Termination Date from the Precision Group; or

(b)	solicit, attempt to solicit or communicate in any way with any employees or consultants of the Precision Group for the purpose of having such employees or consultants leave their employment with the Precision Group or cease to provide services to the Precision Group.

My obligations pursuant to this Section are in addition to, and do not replace or supersede, any non-solicitation or non-competition covenants contained in any employment agreement or executive agreement I may have with the Corporation or any of its subsidiaries or affiliates.

13.	In the event that any condition, provision or restriction contained in Sections 10 to 12 of this RSU Agreement is found to be void or unenforceable (in whole or in part) by a court of competent jurisdiction, it shall not affect or impair the validity of any other conditions, provisions or restrictions contained herein, nor shall it affect the validity or enforceability of such provisions in any other jurisdiction or in regard to other circumstances. Any conditions, provisions or restrictions found to be void or unenforceable are declared to be separate and distinct, and the remaining covenants, provisions and restrictions shall remain in full force and effect.

14.	The provisions of Section 12 of this RSU Agreement apply only to the RSUs granted hereunder (and related Dividend Share Units credited pursuant to Section 3.3 of the Plan). For greater certainty, the provisions of Section 12 of this RSU Agreement do not apply to RSUs which may be credited to my Share Unit Account pursuant to Section 3.3 of the Plan which relate to other grants of RSUs.

15.	The Committee may at any time waive all or part of the application of Section 12 of this RSU Agreement.

Please acknowledge receipt of this RSU Agreement and your agreement to be bound by its terms (and the terms and conditions set out in the Plan) by clicking "Accept".

PRECISION DRILLING CORPORATION

Per: